Exhibit 99.1

Baidu Announces First Quarter 2022 Results

BEIJING, China, May 26, 2022 — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the first quarter ended March 31, 2022.

“Baidu delivered solid first quarter results, especially with regard to our cloud and intelligent driving businesses. Baidu AI Cloud reported another quarter of strong revenue growth and Apollo Go was granted the first permit in China to provide driverless ride-hailing services on public roads in Beijing,” said Robin Li, Co-founder and CEO of Baidu. “Since mid-March, our business has been negatively impacted by the recent COVID-19 resurgence in China. Although challenges related to the virus continue to pressure our near term business operations, we remain confident that our new AI businesses will boost the long-term growth of Baidu and contribute to China’s innovation- driven economy and sustainable development.”

“Revenues from Baidu Core remained healthy with non-ad revenues increasing by 35% year over year, driven by Baidu AI Cloud, which grew 45% year over year in the quarter, ” said Rong Luo, CFO of Baidu. “Looking ahead, we remain committed to quality revenue growth and an enduring business model. In addition, we will further enhance our overall operational efficiency to drive long-term growth.”

First Quarter 2022 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q1 2021	Q4 2021	Q1 2022		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	28,134	33,088	28,411	4,482	1%	(14%)
Operating income	2,789	1,958	2,601	410	(7%)	33%
Operating income (non-GAAP) [2]	4,362	4,307	3,996	630	(8%)	(7%)
Net income (loss) to Baidu	25,653	1,715	(885)	(140)	—	—
Net income to Baidu (non-GAAP)[2]	4,297	4,084	3,879	612	(10%)	(5%)
Diluted earnings (loss) per ADS	73.76	4.51	(2.87)	(0.45)	—	—
Diluted earnings per ADS (non-GAAP)[2]	12.38	11.60	11.22	1.77	(9%)	(3%)
Adjusted EBITDA[2]	5,900	5,757	5,499	867	(7%)	(4%)
Adjusted EBITDA margin	21%	17%	19%	19%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.3393 as of March 31, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q1 2021	Q4 2021	Q1 2022		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	20,483	25,978	21,378	3,372	4%	(18%)
Operating income	3,847	2,958	2,524	398	(34%)	(15%)
Operating income (non-GAAP)[2]	5,064	4,847	3,686	581	(27%)	(24%)
Net income (loss) to Baidu Core	26,354	2,656	(963)	(152)	—	—
Net income to Baidu Core (non-GAAP)[2]	4,870	4,625	3,804	600	(22%)	(18%)
Adjusted EBITDA[2]	6,487	6,210	5,106	805	(21%)	(18%)
Adjusted EBITDA margin	32%	24%	24%	24%

Operational Highlights

Corporate

•	Baidu released its annual ESG Report in May 2022, which details Baidu’s ESG policies and sustainability initiatives ( http://esg.baidu.com/en/esg_download.html ).

AI Cloud

•	PaddlePaddle developer community has grown to 4.77 million and has served 180,000 businesses and created 560,000 models, as of May 20, 2022.

•	Baidu ACE smart transportation has been adopted by 41 cities, up from 16 cities a year ago, based on contract value of over RMB10 million, as of the end of the first quarter of 2022.

Intelligent Driving

•

Baidu received a nomination letter from Dongfeng Motor, a Top 3 domestic automaker, in April 2022, indicating that Dongfeng Motor intends to adopt Apollo Self Driving (ANP, AVP, HD Map) in one of its popular models. This followed the nomination letter from BYD earlier this year.

•

On April 28th 2022, Apollo Go was granted the permits to provide driverless ride hailing services on public roads of the Yizhuang region of Beijing. Apollo also received the first permits in Chongqing to conduct driverless testing on May 20th, 2022.

•	Apollo Go provided 196K rides in the first quarter of 2022.

•

Apollo Go is now available in ten cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Changsha, Cangzhou, Yangquan, Wuzhen Water Town in Jiaxing and Wuhan. Apollo Go expanded into Wuzhen Water Town in Jiaxing on March 26, 2022 and Wuhan on May 10, 2022.

Other Growth Initiatives

•

Xiaodu again ranked No.1 in smart display shipments globally for 2021, according to Strategy Analytics and Canalys. Xiaodu continues to be ranked No.1 in smart speaker shipments in China for 2021, according to Strategy Analytics, IDC and Canalys.

Mobile Ecosystem

•	In March, Baidu App’s MAUs reached 632 million, up 13% year over year, and daily logged in users reached 83%.

•	In March, Baidu Smart Mini Program (“SMPs”) MAUs reached 508 million, up 22% year over year, and the number of SMPs grew by 26% year over year.

•	Revenue from Managed Page grew by 31% and reached 47% of Baidu Core’s online marketing revenue in the first quarter of 2022.

iQIYI

•	iQIYI’s average daily number of total subscribing members for the quarter was 101 million, compared to 105 million for the first quarter of 2021 and 97 million for the fourth quarter of

2021.

First Quarter 2022 Financial Results

Total revenues were RMB28.4 billion ($4.48 billion), increasing 1% year over year.

•

Revenue from Baidu Core was RMB21.4 billion ($3.37 billion), increasing 4% year over year; online marketing revenue was RMB15.7 billion ($2.47 billion), decreasing 4% year over year, and non-online marketing revenue was RMB5.7 billion ($903 million), up 35% year over year, driven by cloud and other AI-powered businesses.

•	Revenue from iQIYI was RMB7.3 billion ($1.15 billion), decreasing 9% year over year.

Cost of revenues was RMB15.5 billion ($2.45 billion), increasing 4% year over year, primarily due to an increase in cost of goods sold, traffic acquisition costs, bandwidth costs, and other costs related to new AI business, offset by a decrease in content costs.

Selling, general and administrative expenses were RMB4.7 billion ($735 million), decreasing 11% year over year, primarily due to a decrease in channel spending, promotional marketing and expected credit losses.

Research and development expense was RMB5.6 billion ($885 million), increasing 10% year over year, primarily due to an increase in personnel related expense.

Operating income was RMB2.6 billion ($410 million). Baidu Core operating income was RMB2.5 billion ($398 million), and Baidu Core operating margin was 12%. Non-GAAP operating income was RMB4.0 billion ($630 million). Non-GAAP Baidu Core operating income was RMB3.7 billion ($581 million), and non-GAAP Baidu Core operating margin was 17%.

Total other loss, net was RMB3.0 billion ($466 million), which mainly included a fair value loss of RMB3.0 billion from long-term investments. A significant portion of long-term investments, including but not limited to investments in equity securities of public and private companies, private equity funds and digital assets, is subject to quarterly fair value adjustments, which may contribute to net income volatility in future periods.

Income tax expense was RMB391 million ($62 million), decreasing 75% year over year, primarily due to a decrease in profit before tax and an increase in deduction on certain expenses that were previously considered non-deductible.

Net loss attributable to Baidu was RMB885 million ($140 million), and diluted loss per ADS was RMB2.87 ($0.45). Net loss attributable to Baidu Core was RMB963 million ($152 million). Non- GAAP net income attributable to Baidu was RMB3.9 billion ($612 million). Non-GAAP diluted earnings per ADS was RMB11.22 ($1.77). Non-GAAP net income attributable to Baidu Core was RMB3.8 billion ($600 million), and non-GAAP net margin for Baidu Core was 18%.

Adjusted EBITDA was RMB5.5 billion ($867 million) and adjusted EBITDA margin was 19%. Adjusted EBITDA for Baidu Core was RMB5.1 billion ($805 million) and adjusted EBITDA margin for Baidu Core was 24%.

As of March 31, 2022, cash, cash equivalents, restricted cash and short-term investments were RMB191.0 billion ($30.13 billion), and cash, cash equivalents, restricted cash and short- term investments excluding iQIYI were RMB185.8 billion ($29.31 billion). Free cash flow was negative RMB107 million ($17 million), and free cash flow excluding iQIYI was RMB1.1 billion ($175 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 8.00AM on May 26, 2022, U.S. Eastern Time (8.00PM on May 26, 2022, Beijing Time).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

For pre-registration, please click http://apac.directeventreg.com/registration/event/3917105

It will automatically direct you to the registration page of “Baidu Q1 2022 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “3917105”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward- looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non- GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and contingent loss pertaining to legal proceeding in relation to former advertising agencies and iQIYI’s non-recurring employee severance costs.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, charitable donation from Baidu, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure”.

Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	18,094	20,723	16,929	2,670
Others	10,040	12,365	11,482	1,812

Total revenues	28,134	33,088	28,411	4,482

Costs and expenses:
Cost of revenues(1)	15,002	17,289	15,546	2,452
Selling, general and administrative(1)	5,245	6,451	4,656	735
Research and development(1)	5,098	7,390	5,608	885

Total costs and expenses	25,345	31,130	25,810	4,072

Operating income	2,789	1,958	2,601	410
Other income (loss):
Interest income	1,233	1,514	1,454	229
Interest expense	(823)	(873)	(710)	(112)
Foreign exchange income (loss), net	156	(27)	(11)	(2)
Share of losses from equity method investments	(151)	(773)	(408)	(64)
Others, net	23,362	566	(3,286)	(517)

Total other income (loss), net	23,777	407	(2,961)	(466)

Income (loss) before income taxes	26,566	2,365	(360)	(56)
Income tax expense	1,534	1,295	391	62

Net income (loss)	25,032	1,070	(751)	(118)
Net (loss) income attributable to noncontrolling interests	(621)	(645)	134	22

Net income (loss) attributable to Baidu	25,653	1,715	(885)	(140)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$(2)
Earnings (loss) per ADS (1 ADS representing 8 Class A ordinary shares):
— Basic	76.10	4.57	(2.87)	(0.45)
— Diluted	73.76	4.51	(2.87)	(0.45)
Earnings (loss) per share for Class A and Class B ordinary shares:
— Basic	9.51	0.57	(0.36)	(0.06)
— Diluted	9.22	0.56	(0.36)	(0.06)
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
— Basic	2,692	2,780	2,767	2,767
— Diluted	2,777	2,816	2,767	2,767

(1) Includes share-based compensation expenses as follows:

Cost of revenues	79	134	82	13
Selling, general and administrative	471	533	377	60
Research and development	949	1,426	864	136

Total share-based compensation expenses	1,499	2,093	1,323	209

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the exchange rate in effect as of March 31, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	36,850	36,832	5,810
Restricted cash	10,821	10,975	1,731
Short-term investments, net	143,243	143,172	22,585
Accounts receivable, net	9,981	9,671	1,526
Amounts due from related parties	1,368	903	142
Other current assets, net	11,052	9,950	1,569

Total current assets	213,315	211,503	33,363

Non-current assets:
Fixed assets, net	23,027	23,133	3,649
Licensed copyrights, net	7,258	7,096	1,119
Produced content, net	10,951	12,032	1,898
Intangible assets, net	1,689	1,556	245
Goodwill	22,605	22,605	3,566
Long-term investments, net	67,332	64,247	10,135
Amounts due from related parties	3,487	3,471	548
Deferred tax assets, net	2,372	2,670	421
Operating lease right-of-use assets	12,065	10,769	1,699
Other non-current assets	15,933	16,551	2,611

Total non-current assets	166,719	164,130	25,891

Total assets	380,034	375,633	59,254

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
LIABILITIES,
REDEEMABLE NONCONTROLLING
INTERESTS AND EQUITY
Current liabilities:
Short-term loans	4,168	4,442	701
Accounts payable and accrued liabilities	41,384	35,693	5,630
Customer deposits and deferred revenue	13,706	13,153	2,075
Deferred income	97	87	14
Long-term loans, current portion	2	—	—
Notes payable, current portion	10,505	10,457	1,650
Amounts due to related parties	1,764	1,553	245
Operating lease liabilities	2,862	2,804	442

Total current liabilities	74,488	68,189	10,757

Non-current liabilities:
Deferred income	129	147	23
Deferred revenue	223	234	37
Amounts due to related parties	3,268	3,243	512
Long-term loans	12,629	12,573	1,983
Notes payable	43,120	42,917	6,770
Convertible senior notes	12,652	13,238	2,088
Deferred tax liabilities	3,286	3,006	474
Operating lease liabilities	5,569	5,149	812
Other non-current liabilities	718	1,707	269

Total non-current liabilities	81,594	82,214	12,968

Total liabilities	156,082	150,403	23,725

Redeemable noncontrolling interests	7,148	6,872	1,084

Equity
Total Baidu shareholders’ equity	211,459	212,170	33,469
Noncontrolling interests	5,345	6,188	976

Total equity	216,804	218,358	34,445

Total liabilities, redeemable noncontrolling interests, and equity	380,034	375,633	59,254

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended					Three months ended					Three months ended				Three months ended
	March 31, 2021 (RMB)					December 31, 2021 (RMB)					March 31, 2022 (RMB)				March 31, 2022 (US$)
	Baidu		Elim &		Baidu,	Baidu		Elim &		Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,
	Core	iQIYI	adj(2)		Inc.	Core	iQIYI	adj(2)		Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.

Total revenues	20,483	7,968	(317)		28,134	25,978	7,389	(279)		33,088	21,378	7,277	(244)	28,411	3,372	1,148	(38)	4,482
YOY											4%	(9%)		1%
QOQ											(18%)	(2%)		(14%)
Costs and expenses:
Cost of revenues (1)	8,162	7,109	(269)		15,002	11,017	6,507	(235)		17,289	9,807	5,964	(225)	15,546	1,547	941	(36)	2,452
Selling, general and administrative (1)	4,048	1,201	(4)		5,245	5,377	1,093	(19)		6,451	3,913	745	(2)	4,656	617	118	—	735
Research and development (1)	4,426	672	—		5,098	6,626	764	—		7,390	5,134	474	—	5,608	810	75	—	885

Total costs and expenses	16,636	8,982	(273)		25,345	23,020	8,364	(254)		31,130	18,854	7,183	(227)	25,810	2,974	1,134	(36)	4,072

YOY
Cost of revenues											20%	(16%)		4%
Selling, general and administrative											(3%)	(38%)		(11%)
Research and development											16%	(29%)		10%
Cost and expenses											13%	(20%)		2%
Operating income (loss)	3,847	(1,014)	(44)		2,789	2,958	(975)	(25)		1,958	2,524	94	(17)	2,601	398	14	(2)	410
YOY											(34%)	—		(7%)
QOQ											(15%)	—		33%
Operating margin	19%	(13%)			10%	11%	(13%)			6%	12%	1%		9%
Add: total other income (loss), net	23,999	(222)	—		23,777	1,161	(754)	—		407	(3,058)	97	—	(2,961)	(481)	15	—	(466)
Less: income tax expense	1,513	21	—		1,534	1,258	37	—		1,295	374	17	—	391	59	3	—	62
Less: net (loss) income attributable to NCI	(21)	10	(610	)(3)	(621)	205	10	(860	)(3)	(645)	55	5	74 (3)	134	10	1	11 (3)	22

Net income (loss) attributable to Baidu	26,354	(1,267)	566		25,653	2,656	(1,776)	835		1,715	(963)	169	(91)	(885)	(152)	25	(13)	(140)

YOY											—	—		—
QOQ											—	—		—
Net margin	129%	(16%)			91%	10%	(24%)			5%	(5%)	2%		(3%)

	Three months ended March 31, 2021 (RMB)				Three months ended December 31, 2021 (RMB)				Three months ended March 31, 2022 (RMB)				Three months ended March 31, 2022 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	5,064	(658)		4,362	4,847	(515)		4,307	3,686	327		3,996	581	51		630
YOY									(27%)	—		(8%)
QOQ									(24%)	—		(7%)
Operating margin (non-GAAP)	25%	(8%)		16%	19%	(7%)		13%	17%	4%		14%
Net income (loss) attributable to Baidu (non-GAAP)	4,870	(1,021)		4,297	4,625	(1,001)		4,084	3,804	162		3,879	600	25		612
YOY									(22%)	—		(10%)
QOQ									(18%)	—		(5%)
Net margin (non-GAAP)	24%	(13%)		15%	18%	(14%)		12%	18%	2%		14%
Adjusted EBITDA	6,487	(543)		5,900	6,210	(428)		5,757	5,106	410		5,499	805	64		867
YOY									(21%)	—		(7%)
QOQ									(18%)	—		(4%)
Adjusted EBITDA margin	32%	(7%)		21%	24%	(6%)		17%	24%	6%		19%

(1) Includes share-based compensation as follows:

Cost of revenues	33	46		79	90	44		134	45	37		82	7	6		13
Selling, general and administrative	256	215		471	396	137		533	257	120		377	41	19		60
Research and development	866	83		949	1,343	83		1,426	804	60		864	127	9		136

Total share-based compensation	1,155	344		1,499	1,829	264		2,093	1,106	217		1,323	175	34		209

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net (loss) income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended March 31, 2021 (RMB)			Three months ended December 31, 2021 (RMB)			Three months ended March 31, 2022 (RMB)			Three months ended March 31, 2022 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	5,467	(1,350)	4,117	5,809	(1,095)	4,714	3,039	(1,167)	1,872	479	(184)	295
Net cash (used in) provided by investing activities	(4,579)	(2,778)	(7,357)	(50)	2,097	2,047	(2,884)	(67)	(2,951)	(455)	(11)	(466)
Net cash provided by (used in) financing activities	18,018	611	18,629	(4,662)	(5,239)	(9,901)	(644)	2,046	1,402	(102)	323	221
Effect of exchange rate changes on cash, cash equivalents and restricted cash	251	(29)	222	(589)	(74)	(663)	(183)	(4)	(187)	(28)	(1)	(29)
Net increase (decrease) in cash, cash equivalents and restricted cash	19,157	(3,546)	15,611	508	(4,311)	(3,803)	(672)	808	136	(106)	127	21
Cash, cash equivalents and restricted cash
At beginning of period	25,599	10,941	36,540	44,088	7,386	51,474	44,596	3,075	47,671	7,035	485	7,520
At end of period	44,756	7,395	52,151	44,596	3,075	47,671	43,924	3,883	47,807	6,929	612	7,541
Net cash provided by (used in) operating activities	5,467	(1,350)	4,117	5,809	(1,095)	4,714	3,039	(1,167)	1,872	479	(184)	295
Less: Capital expenditures	(1,438)	(61)	(1,499)	(4,213)	(24)	(4,237)	(1,928)	(51)	(1,979)	(304)	(8)	(312)

Free cash flow	4,029	(1,411)	2,618	1,596	(1,119)	477	1,111	(1,218)	(107)	175	(192)	(17)

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	March 31, 2021 (RMB)			December 31, 2021 (RMB)			March 31, 2022 (RMB)			March 31, 2022 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	3,847	(1,014)	2,789	2,958	(975)	1,958	2,524	94	2,601	398	14	410
Add: Share-based compensation expenses	1,155	344	1,499	1,829	264	2,093	1,106	217	1,323	175	34	209
Add: Amortization and impairment of intangible assets(1)	62	12	74	60	17	77	56	16	72	8	3	11
Add: iQIYI non-recurring employee severance costs(4)	—	—	—	—	179	179	—	—	—	—	—	—

Operating income (loss) (non-GAAP)	5,064	(658)	4,362	4,847	(515)	4,307	3,686	327	3,996	581	51	630
Add: Depreciation of fixed assets	1,423	115	1,538	1,363	87	1,450	1,420	83	1,503	224	13	237

Adjusted EBITDA	6,487	(543)	5,900	6,210	(428)	5,757	5,106	410	5,499	805	64	867
Net income (loss) attributable to Baidu	26,354	(1,267)	25,653	2,656	(1,776)	1,715	(963)	169	(885)	(152)	25	(140)
Add: Share-based compensation expenses	1,146	344	1,325	1,805	264	1,941	1,101	217	1,210	175	34	191
Add: Amortization and impairment of intangible assets(1)	55	12	61	55	17	65	50	16	59	8	3	9
Add: Disposal (gain) loss	—	—	—	—	—	—	—	(430)	(216)	—	(68)	(34)
Add: Impairment of long-term investments	—	—	—	752	139	824	598	183	690	93	29	109
Add: Fair value (gain) loss of long-term investments	(23,545)	(88)	(23,590)	(1,339)	2	(1,337)	3,037	(1)	3,037	479	—	479
Add: Reconciling items on equity method investments(2)	593	(20)	583	430	177	521	456	11	462	72	2	73
Add: Charitable donation from Baidu(3)	—	—	—	50	—	50	—	—	—	—	—	—
Add: iQIYI non-recurring employee severance costs(4)	—	—	—	—	179	92	—	—	—	—	—	—
Add: Tax effects on non-GAAP adjustments	267	(2)	265	216	(3)	213	(475)	(3)	(478)	(75)	—	(75)

Net income (loss) attributable to Baidu (non-GAAP)	4,870	(1,021)	4,297	4,625	(1,001)	4,084	3,804	162	3,879	600	25	612

	Three months ended			Three months ended			Three months ended			Three months ended
	March 31, 2021 (RMB)			December 31, 2021 (RMB)			March 31, 2022 (RMB)			March 31, 2022 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Diluted earnings (loss) per ADS			73.76			4.51			(2.87)			(0.45)
Add: Accretion of the redeemable noncontrolling interests			0.14			0.36			0.31			0.05
Add: Non-GAAP adjustments to earnings per ADS			(61.52)			6.73			13.78			2.17

Diluted earnings per ADS (non-GAAP)			12.38			11.60			11.22			1.77

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	This represents non-recurring charitable donation to discrete events.
(4)	This represents non-recurring employee severance costs in relation to the iQIYI employee optimization program incurred in 2021.